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SECURIT. 03053449 **ISSION**
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAY 3 0 2003
WASH. D.C.
155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16429

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rothschild Investment Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Karger — 312-983-8900
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Richard Karger, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Rothschild Investment Corporation, as of Monday, March 31, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer

Sworn and subscribed to me on the
28th day of May 2003

Nancy J. Simenson
Notary Public


OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Richard J. Karger
Signature

Chairman
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Rothschild Investment Corporation

Statement of Financial Condition

March 31, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934


AM&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Rothschild Investment Corporation
Table of Contents
March 31, 2003


AMG
CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Rothschild Investment Corporation

We have audited the accompanying statement of financial condition of Rothschild Investment Corporation as of March 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rothschild Investment Corporation as of March 31, 2003 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
May 9, 2003

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Rothschild Investment Corporation
Statement of Financial Condition
March 31, 2003

Assets

Cash and cash equivalents	$ 2,211,030
Receivable from and deposit with clearing broker	204,083
Exchange memberships, at cost (quoted value $1,864,150)	318,200
Furniture, equipment and leasehold improvements	113,396
Other assets	278,876
Total assets	**$ 3,125,585**

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 382,173
Stockholders' equity	2,743,412
Total liabilities and stockholders' equity	**$ 3,125,585**

See accompanying notes.

Rothschild Investment Corporation
Notes to the Statement of Financial Condition
March 31, 2003

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Rothschild Investment Corporation (the "Company") is a registered securities broker-dealer and registered investment advisor. The Company provides brokerage services to retail and institutional customers located primarily throughout the Midwestern United States, with customer transactions cleared through another broker on a fully disclosed basis. As an investment advisor, the Company provides investment management services to individuals, trusts and retirement plans.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—The Company considers short-term, highly liquid investments having a maturity of 90 days or less at the date of purchase to be cash equivalents.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are carried at cost and are depreciated using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized by the straight-line method over the lesser of the term of the lease or the estimated useful lives of the improvements.

Deferred Income Taxes—Deferred income taxes are recorded to reflect the net tax effect of differences in the timing of certain expenses between tax and financial reporting, and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

Note 2 Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at March 31, 2003 consist of:

Furniture and equipment	$ 273,039
Leasehold improvements	366,971
	640,010
Accumulated depreciation and amortization	(526,614)
Net	$ 113,396

Note 3 Common Stock

The Company has two classes of common stock. There are 500,000 shares of $2 par value Class A voting common stock authorized and 266,501 shares issued at March 31, 2003. Net of Class A common shares held in treasury, at par value, there were 202,286 shares outstanding at March 31, 2003.

There are 500,000 shares of $.10 par value Class B nonvoting common stock authorized and 269,942 shares issued at March 31, 2003. Net of Class B common shares held in treasury, at par value, there were 203,585 shares outstanding at March 31, 2003.

Note 4 Income Taxes

Included in other assets is a deferred tax asset of approximately $66,000 arising from the timing of deductible expenses, primarily deferred rent and amortization.

Note 5 Commitments and Contingencies

The Company leases office space under a noncancelable operating lease agreement that expires March 2004. The future minimum annual rental for the year ending March 31, 2004, exclusive of additional payments that may be required for certain increases in taxes and operating costs, is $186,027.

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends against these claims and the effect, if any, upon the Company's financial position cannot be determined.

Note 6 Profit Sharing Plan

The Company has a discretionary profit-sharing plan that covers all eligible employees.

The Company earns commissions for executing trades for the profit sharing plan.

Note 7 Off-Balance-Sheet Credit and Market Risk

Securities transactions of customers are introduced to and cleared through the Company's clearing broker. Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company is exposed to off-balance-sheet counterparty risk resulting from principal transactions in securities. Such risk arises in the event that counterparties fail to satisfy their obligations and the related collateral is insufficient. The Company monitors such risk on a daily basis.

The receivable from and deposit with clearing broker, and cash equivalents of approximately $1,957,916 held by the clearing broker, represent a concentration of credit risk resulting from the Company's trading and brokerage activities. The Company does not anticipate nonperformance by its customers or clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the credit worthiness of the clearing broker with which it conducts business.

The Company maintains its cash balances at several financial institutions in Chicago, Illinois. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per institution. Uninsured cash balances were approximately $778,000 at March 31, 2003. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 8 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $250,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at March 31, 2003, the Company had net capital and net capital requirements of approximately $1,900,000 and $250,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.